Exhibit 21.1

Subsidiaries of Poshmark, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Poshmark Pty Ltd.	Australia
Poshmark Canada Inc.	Canada
Poshmark India Private Limited	India